FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.
“Charles A. Butt”
Date: January 18, 2008	Charles A. Butt
President & CEO

FORBES MEDI-TECH INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special General Meeting of Shareholders, Optionholders and Warrantholders to be held on February 14, 2008 (the "Meeting")

This Form of Proxy is solicited by and on behalf of Management of Forbes Medi-Tech Inc.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying Notice of Special Meeting and Circular.

Proxies submitted must be received by 8:00 am, Pacific Time, on February 12, 2008 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of such adjourned or postponed meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER, HOLDER ACCOUNT NUMBER** and **ACCESS NUMBER** listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

09JA08046.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned Shareholder of Forbes Medi-Tech Inc. (the "Company") hereby appoints: Charles Butt, the President and CEO of the Company, or failing him, David Goold, the Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **SPECIAL GENERAL MEETING OF SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS OF THE COMPANY TO BE HELD AT the offices of Farris, Vaughan, Wills & Murphy LLP, 2500 - 700 West Georgia Street, in the City of Vancouver, British Columbia on THURSDAY, THE 14th DAY OF FEBRUARY 2008, at 8:00 A.M. (VANCOUVER TIME)** and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Stated Capital Reduction

For | Against

To pass, with or without variation, a special resolution, the text of which is attached as Appendix A to the management information circular dated January 14, 2008 (the "Information Circular"), approving a reduction in the stated capital of the Company as more particularly set forth and described in the accompanying Information Circular.

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2. Change of Name

For | Against

To pass, with or without variation, a special resolution approving a change of the name of the Company from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." as more particularly set forth and described in the accompanying Information Circular.

3. Arrangement

For | Against

To pass, with or without variation, a special resolution approving an arrangement under Section 192 of the Canada Business Corporations Act, as more particularly set forth and described in the accompanying Information Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 3 4 5 7 0 AR0 FOEQ

FORBES MEDI-TECH INC.

OPTIONHOLDERS

Proxy

SPECIAL GENERAL MEETING OF SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS OF FORBES MEDI-TECH INC. (the "COMPANY")

TO BE HELD AT THE OFFICES OF FARRIS, VAUGHAN, WILLS & MURPHY LLP, 2500 - 700 WEST GEORGIA STREET, IN THE CITY OF VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 14th DAY OF FEBRUARY 2008, at 8:00 A.M. (VANCOUVER TIME).

The undersigned Optionholder of the Company hereby appoints, Charles Butt, the President and CEO of the Company, or failing this person, David Goold, the Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________(*print the name*), as proxyholder for and on behalf of the Optionholder with the power of substitution to attend, act and vote for and on behalf of the Optionholder in respect of all matters that may properly come before the aforesaid meeting of the Optionholders of the Company and at every adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned Optionholder were present at the said Meeting.

The Optionholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Optionholder as specified herein.

The undersigned Optionholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To pass, with or without variation, a special resolution approving an arrangement under Section 192 of the *Canada Business Corporations Act*, as more particularly set forth and described in the accompanying Information Circular.		

OPTIONHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

BEFORE EXECUTING THIS FORM OF PROXY, PLEASE READ THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.

NOTES TO FORM OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Optionholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Optionholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Optionholder, by the Company.

4.	A Registered Optionholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Optionholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Optionholder who is not a Registered Optionholder, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Optionholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Optionholder had specified an affirmative vote; or

(b) appoint another proxyholder, who need not be a Optionholder of the Company, to vote according to the Optionholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit. If you are not a Registered Optionholder and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6.	The securities represented by this Instrument of Proxy will be voted in accordance with the instructions of the Optionholder on any poll of a resolution that may be called for and, if the Optionholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

7.	If a Registered Optionholder has submitted an Instrument of Proxy, the Registered Optionholder may still attend the Meeting and may vote in person. To do so, the Registered Optionholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes. A Optionholder who is not a Registered Optionholder must submit an Instrument of Proxy in order to be able to vote.

8.	THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCABILTY OF PROXIES" IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE INVESTOR SERVICES INC." forty eight (48) hours (excluding Saturdays,
Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

The mailing address of Computershare Investor Services Inc. is 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1 and its fax number is, (Fax): 1-866-249-7775

FORBES MEDI-TECH INC.

WARRANTHOLDERS

Proxy

SPECIAL GENERAL MEETING OF SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS OF FORBES MEDI-TECH INC. (the "COMPANY")

TO BE HELD AT THE OFFICES OF FARRIS, VAUGHAN, WILLS & MURPHY LLP, 2500 - 700 WEST GEORGIA STREET, IN THE CITY OF VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 14th DAY OF FEBRUARY 2008, at 8:00 A.M. (VANCOUVER TIME).

The undersigned Warrantholder of the Company hereby appoints, Charles Butt, the President and CEO of the Company, or failing this person, David Goold, the Chief Financial Officer of the Company, or in the place of the foregoing, ________________________________ *(print the name)*, as proxyholder for and on behalf of the Warrantholder with the power of substitution to attend, act and vote for and on behalf of the Warrantholder in respect of all matters that may properly come before the aforesaid meeting of the Warrantholders of the Company and at every adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned Warrantholder were present at the said Meeting.

The Warrantholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Warrantholder as specified herein.

The undersigned Warrantholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To pass, with or without variation, a special resolution approving an arrangement under Section 192 of the *Canada Business Corporations Act*, as more particularly set forth and described in the accompanying Information Circular.		

WARRANTHOLDER SIGN HERE: ________________________________

DATE SIGNED: ________________________

BEFORE EXECUTING THIS FORM OF PROXY, PLEASE READ THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.

NOTES TO FORM OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Warrantholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Warrantholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Warrantholder, by the Company.

4.	A Registered Warrantholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Warrantholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Warrantholder who is not a Registered Warrantholder, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Warrantholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Warrantholder had specified an affirmative vote; or

(b) appoint another proxyholder, who need not be a Warrantholder of the Company, to vote according to the Warrantholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit. If you are not a Registered Warrantholder and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6.	The securities represented by this Instrument of Proxy will be voted in accordance with the instructions of the Warrantholder on any poll of a resolution that may be called for and, if the Warrantholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

7.	If a Registered Warrantholder has submitted an Instrument of Proxy, the Registered Warrantholder may still attend the Meeting and may vote in person. To do so, the Registered Warrantholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes. A Warrantholder who is not a Registered Warrantholder must submit an Instrument of Proxy in order to be able to vote.

8.	THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCABILTY OF PROXIES" IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE INVESTOR SERVICES INC." forty eight (48) hours (excluding Saturdays,
Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

The mailing address of Computershare Investor Services Inc. is 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1 and its fax number is, (Fax): 1-866-249-7775

PLEASE READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL
AND THE MANAGEMENT INFORMATION CIRCULAR PREVIOUSLY DELIVERED TO
FORBES MEDI-TECH INC. SHAREHOLDERS AND DATED JANUARY 14, 2008 BEFORE
COMPLETING THIS LETTER OF TRANSMITTAL.

The Depositary (see last page for addresses and telephone number) or your broker or other financial adviser may assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
to accompany certificates for
common shares of

FORBES MEDI-TECH INC.

to be deposited in connection with the Plan of Arrangement involving
Forbes Medi-Tech Inc. and its shareholders

     This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares (“Forbes Common Shares”) in the capital of Forbes Medi-Tech Inc. (“Forbes”) submitted in connection with the arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which, subject to receiving all required approvals, all of the issued and outstanding Forbes Common Shares will be exchanged for common shares in the capital of 0813361 B.C. Ltd. (“Newco”), on the basis of the Exchange Ratio (as defined in the Arrangement). Shareholders are strongly urged to read the Management Information Circular of Forbes dated January 14, 2008 (the “Circular”) that was previously delivered to holders of Forbes Common Shares (a copy of which can be obtained from Forbes’ SEDAR Profile at www.sedar.com). All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.

TO:	FORBES MEDI-TECH INC.

AND TO:	0813361 B.C. Ltd.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. OF CANADA (THE
“DEPOSITARY”)

     In connection with the Arrangement, the undersigned hereby surrenders the enclosed certificate(s) for Forbes Common Shares, details of which are as follows (please print or type):

Certificate Number(s)	Number of Forbes Common Shares	Name in Which Forbes Common Shares are Registered

     NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

     It is understood that, upon (i) receipt by the Depositary of this Letter of Transmittal and the certificate(s) representing the Forbes Common Shares surrendered herewith (the "Transmitted Shares"), and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificates(s) described above and send to the undersigned certificate(s) representing common shares of Newco (“Newco Common Shares”) on the basis of the Exchange Ratio in accordance with the Plan of Arrangement of Forbes, which is attached as Appendix D to the Circular. Where the exchange results in a fractional share, the number of Newco Common Shares will be rounded down to the next closest whole number.

     The undersigned registered holder(s) of Forbes Common Shares (the “Forbes Shareholder”), hereby represents that: (i) the Forbes Shareholder is the owner of the Transmitted Shares; (ii) the Forbes Shareholder has good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal; (iv) the Transmitted Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the Arrangement; (v) the surrender of the Transmitted Shares complies with applicable laws; and (vi) all information inserted by the Forbes Shareholder into this Letter of Transmittal is accurate. These representations and warranties will survive the completion of the Arrangement.

     The Forbes Shareholder acknowledges that at the Effective Time, all its rights, title and interest in the Forbes Common Shares will be assigned and transferred to Newco in exchange for that number of Newco Common Shares which such Forbes Shareholder has the right to receive on the basis of the Exchange Ratio.

     The Forbes Shareholder revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the Forbes Shareholder at any time with respect to the Transmitted Shares. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Transmitted Shares. Each authority conferred or agreed to be conferred by the Forbes Shareholder in this Letter of Transmittal survives the death or incapacity of the Forbes Shareholder and any obligation of the Forbes Shareholder in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the Forbes Shareholder.

     Unless otherwise indicated in Box C, the Forbes Shareholder requests that the Depositary mail the Newco Common Share certificate(s) by first-class mail to the Forbes Shareholder at the address specified in Box B. If no address is specified in Box B, the Forbes Shareholder acknowledges that the Depositary will forward the Newco Common Share certificate(s) to the address of the Forbes Shareholder as shown on the share register maintained by Forbes.

     In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned to the Forbes Shareholder at the address specified in Box B or held for pick-up if no address is indicated in Box B or if a request is made to hold Newco Common Share certificate(s) for pick up in Box C.

     By reason of the use by the Forbes Shareholder of an English language form of Letter of Transmittal, the Forbes Shareholder shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

A.     ISSUE NEWCO COMMON SHARE
CERTIFICATE(S) IN THE NAME OF:

_________________________________________________________
(Name)

_________________________________________________________

_________________________________________________________
(Street Address and Number)

_________________________________________________________
(City and Province or State)

_________________________________________________________
(Country and Postal (Zip) Code)

_________________________________________________________
(Telephone –Business Hours)

_________________________________________________________
(Social Insurance or Tax Identification Number)

B.     SEND NEWCO COMMON SHARE
CERTIFICATE(S)  TO:

____________________________________________________________________________________
(Name)

____________________________________________________________

____________________________________________________________
(Street Address and Number)

____________________________________________________________
(City and Province or State)

____________________________________________________________
(Country and Postal (Zip) Code)

____________________________________________________________
(Telephone –Business Hours)

C. [ ] HOLD NEWCO COMMON SHARE CERTIFICATE(S) FOR PICK-UP

D. STATUS AS U.S. HOLDER
Indicate whether you are a U.S. Holder or are acting on behalf of a U.S. Holder.

[  ] The owner signing in Box E represents that it is not a U.S. Holder and is not acting on behalf of a U.S.
Holder.

[  ] The owner signing in Box E is a U.S. Holder or is acting on behalf of a U.S. Holder.

A U.S. Holder is any holder of Forbes Common Shares that is either providing an address in Box A that is located within the United States or any territory or possession thereof or that is a U.S. person for United States federal income tax purposes.

To avoid U.S. backup withholding, you must furnish Substitute Form W-9, if you are a U.S. Holder or acting on behalf of a U.S. Holder. You can find more information below under IMPORTANT TAX INFORMATION FOR U.S. HOLDERS.”

E.   FORBES SHAREHOLDER SIGNATURE

This box must be signed by the Forbes Shareholder exactly as his or her name appears in the certificate representing the Forbes Common Shares held.

__________________________________________________________________
Name of Forbes Shareholder (please print)

__________________________________________________________________
Signature of Forbes Shareholder or Authorized Signatory (See Instruction 5)

__________________________________________________________________
Name and Title of Authorized Signatory (if applicable)

__________________________________________________________________
Date

SIGNATURE GUARANTEED BY:
(if required under Instruction 2 or 4)

__________________________________________________________________
Authorized Signature

__________________________________________________________________
Name of Guarantor (Please print)

(stamp)

INSTRUCTIONS

1.	Use of the Letter of Transmittal

This Letter of Transmittal is to be completed by a Forbes Shareholder holding Forbes Common Shares. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of a the Newco Common Share certificate(s). The method used to deliver this Letter of Transmittal and the share certificate(s) in respect of the Forbes Common Shares is at the option and risk of the Forbes Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Forbes recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

Forbes Shareholders whose Forbes Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Forbes Common Shares.

2.	Signatures

This Letter of Transmittal must be filled in and signed by the Forbes Shareholder of Transmitted Shares or by such Forbes Shareholder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

	(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

	(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

3.	Defects or Irregularities

Forbes reserves the right, if it so elects, in its absolute discretion, to direct the Depositary to waive any defect or irregularity contained in this Letter of Transmittal received by the Depositary.

4.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Forbes, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Either Forbes or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and number of Transmitted Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Transmitted Shares are registered in different names, however different (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address listed below.

7.	Lost Certificates

If a certificate representing Forbes Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary.

IMPORTANT TAX INFORMATION FOR U.S. HOLDERS

To prevent backup withholding on any payment made to a holder or other payee with respect to Forbes Common Shares tendered, you must furnish a tax certificate, as described more fully below. If you are a U.S. Holder, you are required to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of any other payee) by completing the form W-9, as described more fully below.

Backup withholding is not an additional tax. Amounts withheld are creditable against the shareholder’s regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the shareholder if the shareholder properly files a United States federal income tax return.

All holders of Forbes Common Shares are urged to consult their own tax advisor to determine whether they are exempt from backup withholding and information reporting and which Internal Revenue Service Form is appropriate in the their particular circumstances.

You are a U.S. Holder, if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Each tendering U.S. Holder is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. Holder is awaiting a TIN) and that (a) the U.S. Holder has not been notified by the Internal Revenue Service that the U.S. Holder is subject to backup withholding as a result of failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. Holder that the U.S. Holder is no longer subject to backup withholding.

The TIN is generally the U.S. Holder’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. Holder is required to furnish the TIN of the registered owner of the Forbes Common Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Forbes Common Shares are registered in more than one name or are not registered in the name of the actual owner. The box in Part 3 of the Substitute Form W-9 may be checked if the tendering U.S. Holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. Holders are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. Holder to a U.S.$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

     PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
THE RECEIVING AGENT WITH YOUR TAX IDENTIFICATION NUMBER AND
A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING

TO BE COMPLETED BY TENDERING HOLDERS OF TARGET SECURITIES (OR OTHER PAYEES)

Payer's Name: Computershare Investor Services Inc.

SUBSTITUTE

Form W-9

Department of the Treasury Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN) and Certification

Part I – Taxpayer Identification Number – For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

______________________ Social Security Number

OR ______________________ Employer Identification Number

(If awaiting TIN, write "Applied For")

______________________ Name

______________________ Business Name

Please check appropriate box

☐ Individual/Sole Proprietor

☐ Corporation

☐ Partnership ☐ Other

______________________ Address

______________________ City, State, Zip Code

Part II – For Payees exempt from backup withholding, see the enclosed *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Part III - Certification--Under penalties of perjury, I certify that:

(1) **The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and**

(2) **I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and**

(3) **I am a U.S. person (including a U.S. resident alien).**

Certification Instructions--You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed *Guidelines*).

______________________ **Signature**

______________________ **Date**

 YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions	9. A futures commission merchant registered with the
Name. If you are an individual, you must generally enter the	Commodity Futures Trading Commission,
name shown on your social security card. However, if you	10. A real estate investment trust,
have changed your last name, for instance, due to marriage	11. An entity registered at all times during the tax year under the
without informing the Social Security Administration of the	Investment Company Act of 1940,
name change, enter your first name, the last name shown on	12. A common trust fund operated by a bank under section
your social security card, and your new last name.	584(a), and
If the account is in joint names, list first and then circle the name	13. A financial institution.
of the person or entity whose number you enter in Part I of the	Part I–Taxpayer Identification Number (TIN)
form.	Enter your TIN on the appropriate line.
Sole proprietor. Enter your individual name as shown on your	If you are a resident alien and you do not have and are not
social security card on the “Name” line. You may enter your	eligible to get an SSN, your TIN is your IRS individual taxpayer
business, trade, or “doing business as (DBA)” name on the	identification number (ITIN). Enter it on the social security
“Business name” line.	number line. If you do not have an ITIN, see How to get a TIN
Limited liability company (LLC). If you are a single-member	below.
LLC (including a foreign LLC with a domestic owner) that is
disregarded as an entity separate from its owner under Treasury	If you are a sole proprietor and you have an EIN, you may enter
regulations section 301.7701-3, enter the owner’s name on the	either your SSN or EIN. However, the IRS prefers that you use
“Name” line. Enter the LLC’s name on the “Business name” line.	your SSN.
Check the appropriate box for your filing status (sole proprietor,	If you are an LLC that is disregarded as an entity separate from its
corporation, etc.), then check the box for “Other” and enter “LLC”	owner (see Limited liability company (LLC) above), and are
in the space provided.	owned by an individual, enter your SSN (or EIN, if you have one).
Caution: A disregarded domestic entity that has a foreign owner	If the owner of a disregarded LLC is a corporation, partnership,
must use the appropriate Form W-8.	etc., enter the owner’s EIN.
Other entities. Enter your business name as shown on required	Note: See the chart on this page for further clarification of name and TIN
Federal tax documents on the “Name” line. This name should	combinations.
match the name shown on the charter or other legal document	How to get a TIN. If you do not have a TIN, apply for one
creating the entity. You may enter any business, trade, or DBA	immediately. To apply for an SSN, get Form SS-5, Application
name on the “Business name” line.	for a Social Security Card, from your local Social Security
Note. You are requested to check the appropriate box for your	Administration office or get this form on-line at
status (individual/sole proprietor, corporation, etc.)	www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for
Exempt From Backup Withholding	IRS Individual Taxpayer Identification Number, to apply for an
If you are exempt, enter your name as described above and check	ITIN or Form SS-4, Application for Employer Identification
the appropriate box for your status, then check the “Exempt from	Number, to apply for an EIN. You can apply for an EIN online by
backup withholding” box in the line following the business name,	accessing the IRS website at www.irs.gov/businesses/ and
sign and date the form.	clicking on Employer ID numbers under Related Topics. You
Generally, individuals (including sole proprietors) are not exempt	may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-
from backup withholding. Corporations are exempt from backup	FORM (1-800-829-3676) or from the IRS’s Internet Web Site at
withholding for certain payments, such as interest and dividends.	www.irs.gov.
Note. If you are exempt from backup withholding, you should	If you do not have a TIN, write “Applied For” in the space for
still complete this form to avoid possible erroneous backup	the TIN, sign and date the form, and give it to the requester.
withholding.	For interest and dividend payments, and certain payments
Exempt payees. Backup withholding is not required on any	made with respect to readily tradable instruments, generally
payments made to the following payees:	you will have 60 days to get a TIN and give it to the requester
1. An organization exempt from tax under section 501(a), any	before you are subject to backup withholding on payments. The
IRA, or a custodial account under section 403(b)(7) if the account	60-day rule does not apply to other types of payments. You will
satisfies the requirements of section 401(f)(2),	be subject to backup withholding on all such payments until
2. The United States or any of its agencies or instrumentalities,	you provide your TIN to the requester.
3. A state, the District of Columbia, a possession of the United	Note: Writing “Applied For” means that you have already applied for a
States, or any of their political subdivisions or instrumentalities,	Tin or that you intend to apply for one soon.
4. A foreign government or any of its political subdivisions,	Part II–Certification
agencies, or instrumentalities, or	To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign
5. An international organization or any of its agencies or	by the withholding agent even if items 1, 4, and 5 below indicate
instrumentalities.	otherwise.
6. A corporation,	For a joint account, only the person whose TIN is shown in
7. A foreign central bank of issue,	Part I should sign (when required).
8. A dealer in securities or commodities required to register in	1. Interest, dividend, and barter exchange accounts opened
the United States, the District of Columbia, or a possession of the	before 1984 and broker accounts considered active during 1983.
United States,	You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts		For this type of account:	Give name and EIN
opened after 1983 and broker accounts considered inactive
during 1983. You must sign the certification or backup
withholding will apply. If you are subject to backup withholding		6. Sole proprietorship or single-	The owner [3]
and you are merely providing your correct TIN to the requester,		owner LLC
you must cross out item 2 in the certification before signing the		7. A valid trust, estate, or pension	Legal entity [4]
form.		trust
3. Real estate transactions. You must sign the certification.		8. Corporate or LLC electing	The corporation
You may cross out item 2 of the certification.		corporate status on Form 8832
4. Other payments. You must give your correct TIN, but you
do not have to sign the certification unless you have been		9. Association, club, religious,	The organization
notified that you have previously given an incorrect TIN.		charitable, educational, or other
“Other payments” include payments made in the course of the		tax-exempt organization
requester’s trade or business for rents, royalties, goods (other		10. Partnership or multi-member LLC	The partnership
than bills for merchandise), medical and health care services		11. A broker or registered nominee	The broker or nominee
(including payments to corporations), payments to a
nonemployee for services, payments to certain fishing boat crew		12. Account with the Department of	The public entity
members and fishermen, and gross proceeds paid to attorneys		Agriculture in the name of a public
(including payments to corporations).		entity (such as a state or local
Privacy Act Notice		government, school district, or
prison) that receives agricultural
Section 6109 of the Internal Revenue Code requires you to give		program payments
your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other
income paid to you, mortgage interest you paid, the acquisition		[1] List first and circle the name of the person whose number you
or abandonment of secured property, cancellation of debt, or		furnish. If only one person on a joint account has an SSN, that
contributions you made to an IRA, or Archer MSA or HSA. The		person’s number must be furnished.
IRS uses the numbers for identification purposes and to help		[2] Circle the minor’s name and furnish the minor’s SSN.
verify the accuracy of your tax return. The IRS may also provide		[3] You must show your individual name, but you may also enter
this information to the Department of Justice for civil and		your business or “DBA” name on the second name line. You
criminal litigation, and to cities, states, and the District of		may use either your SSN or EIN (if you have one). If you are a
Columbia to carry out their tax laws. The IRS may also disclose		sole proprietor, the IRS encourages you to use your SSN.
this information to other countries under a tax treaty, or to
Federal and state agencies to enforce Federal nontax criminal		[4] List first and circle the name of the legal trust, estate or pension
laws and to combat terrorism. The authority to disclose		trust. (Do not furnish the TIN of the personal representative or
information to combat terrorism expired on December 31, 2003.		trustee unless the legal entity itself is not designated in the
Legislation is pending that would reinstate this authority.		account title.)
You must provide your TIN whether or not you are required to		Note: If no name is circled when more than one name is listed, the
file a tax return. Payers must generally withhold applicable		number will be considered to be that of the first name listed.
rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor
For this type of account:	Give name and SSN of:
1. Individual	The individual The actual owner of the account or, if
2. Two or more individuals (joint account)	combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or single-owner LLC	The owner [3]

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular Mail

P. O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand or by Courier or by Registered Mail

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

     Any questions and requests for assistance may be directed by holders of Forbes Common Shares to the Depositary at the telephone number, e-mail address and location set out above.

OFFICER’S CERTIFICATE

     Pursuant to Section 2.20 of National Instrument 54-101:
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the “Instrument”)

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. (the “Corporation”), do hereby certify that the Corporation:

1.	has arranged to have proxy-related materials for the special general meeting of the Corporation’s shareholders, optionholders and warrantholders to be held on February 14, 2008 (the “Meeting”) sent, in compliance with the Instrument, to all beneficial owners of the Corporation’s shares, options and warrants at least 21 days before the date fixed for the Meeting;

2.	has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

3.	is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.

CERTIFIED this 17th day of January, 2008.

FORBES MEDI-TECH INC.

Per: “David Goold”
        David Goold
        Chief Financial Officer